A-Power Energy Generation Systems Ltd. to Develop a 49.5MW Wind Farm
in Inner Mongolia for Jihe Orient Wind Energy Co., Ltd.

- $90.5M contract includes equipment, construction and installation -

- Project to begin October 2009 -

Shenyang, China, September 15, 2009 – A-Power Energy Generation Systems Ltd. (Nasdaq: APWR) (“A-Power” or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced the Company has won a “full-responsibility” contract to develop a 49.5MW wind farm in the township of Saiwusu, Guba County, Inner Mongolia (“the Saiwusu Wind Farm”), for the Urat Rear Banner-based Jihe Orient Wind Energy Co., Ltd. (“Jihe Orient”). The total value of the contract is $90.5 million.

A-Power is to supply the wind turbines, the towers and the foundations, and oversee the construction, subcontracting and installation for this project. The estimated cost breakdown is as follows: equipment procurement $84.2 million; construction and installation $4.8 million; miscellaneous $1.5 million. The project is due to commence early October this year and the estimated completion time is June 2010.

The Saiwusu Wind Farm project, owned by Jihe Orient, has been approved by the National Resources Bureau of the Inner Mongolia Autonomous Region and the permit for transmission to the electricity power grid has been issued by the Inner Mongolia Power Co. Its feed-in tariff also has been approved by China’s National Development and Reform Commission.

“We are truly excited to embark on our first wind farm full-responsibility project,” said Mr. Jinxiang Lu, Chairman and CEO of A-Power. “Inner Mongolia as we all know has the most promising wind energy potential among all of China’s provinces. Among the 787GW estimated exploitable wind power, only 1.6GW in capacity had been developed and installed as of September 2008, according to the Chinese Renewable Energy Industry Association. A-Power is very proud to set its foot in a region with such vast resources. We look forward to leveraging our superior wind turbine technologies, our engineering and construction expertise and our excellent relations with local governments, and making headways as a participant in the robust growth of the wind power market of China.”

About A-Power

 A-Power Energy Generation Systems Ltd. (“A-Power”), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com